UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number 001-42424

TNL Mediagene

4F., No. 88, Yanchang Rd.
23-2 Maruyamacho	Xinyi District
Shibuya-ku, Tokyo 150-0044	Taipei City 110
Japan	Taiwan
+81-(0)3-5784-6742	+866-2-6638-5108
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Director Resignation and Appointment

Ms. Takako Masai (Nishida) has resigned from her positions as a director of the board of directors (the “Board”) and member of the audit committee of TNL Mediagene (the “Company”), effective June 30, 2025. Ms. Masai’s resignation was for personal reasons and was not the result of any disagreement with the Company’s operations, policies or procedures. The Board would like to express its sincere appreciation to Ms. Masai for her contribution to the Company’s development during her terms of office.

Also, the Board approved the appointment of Ms. Naoko Okumoto as an interim director of the Board and interim member of the audit committee of the Company, effective July 1, 2025 until the Company's 2025 Annual General Meeting of Shareholders, or other shareholders meeting eventually called before such date, when her appointment shall be submitted to the shareholders’ approval.

Ms. Naoko Okumoto is a seasoned entrepreneur and investor with two decades of experience in tech investment, cross-border business development, and strategic partnership management. Ms. Okumoto is the founder and managing partner of NIREMIA Collective, an early-stage venture capital fund focusing on health and wellbeing technology, and CEO of Amber Bridge Partners, a cross-border business advisory firm. She previously served as Vice President at Yahoo! Inc. in the U.S. overseeing joint ventures and began her career at Microsoft Corporation. Currently, Ms. Okumoto serves as a Non-Executive Director at Yappli, Inc. (listed on the Tokyo Stock Exchange), and previously served on the boards of S4 Capital plc (listed on the London Stock Exchange) and EdCast (acquired by Cornerstone OnDemand). The Board believes Ms. Okumoto’s extensive experience in cross-border business development, along with her expertise and proven track record of building new businesses within Silicon Valley and APAC corporate settings and driving revenue growth, bring valuable global perspective, strategic insight, and entrepreneurial acumen to the Board.

The Board has performed a thorough analysis and determined the independence of Ms. Naoko Okumoto in accordance with the standards set forth on Rule 10A-3 under the Securities Exchange Act of 1934.

Accordingly, the updated members of the Board of the Company are the following:

●	Marcus Brauchli (Chairperson of the Board)

●	Joey (Tzu-Wei) Chung

●	Motoko Imada

●	Jim (Yee-Ming) Wu

●	Priscilla Han (independent director)

●	Lauren Zalaznick (independent director)

●	Naoko Okumoto (independent director)

This Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-1 (File No. 333-284411), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: July 23, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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